THE MERIDIAN RESOURCE CORPORATION
1401 ENCLAVE PARKWAY, SUITE 300
HOUSTON, TEXAS 77077
January 31, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis

Re:	The Meridian Resource Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2006 Filed March 15, 2007 File No. 1-10671
Dear Ms. Davis:
     In its letter dated November 6, 2007, the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided to The Meridian Resource Corporation (the “Company”) comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. By letter to the SEC dated December 3, 2007, the Company responded to those comments. In its letter dated January 17, 2008, the Staff responded to the Company’s December 3 letter and provided additional comments (the “Comments”).
     Set forth below are the responses of the Company to such Comments after discussions with the Company’s independent registered public accountants. The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments.
Form 10-K for Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operations Overview, page 22
1.	We note your response to our prior comment number one. Please explain why you believe it is appropriate under the full cost method of accounting for oil and gas activities, to expense the cost of injectants used to pressurize a reservoir that may lead to the recognition of reserves. Please explain in detail why you believe these costs represent production costs.

Securities and Exchange Commission
January 31, 2008

Response: In regards to your question on why we believe the costs of nitrogen injectants are production costs, we direct your attention to the Petroleum Accounting, Principles, Procedures, & Issues 6th edition, page 563, which states “For a full cost company, enhanced recovery facilities are amortized as part of the total cost of the countrywide cost pool. It is appropriate to exclude the capital costs of recovery projects from the amortization calculation until the reserves to be added by the project have been classified as proved or when the project is considered unsuccessful....If none of the materials are recoverable, these costs may be charged to expense at the same time they are injected, or if they are deemed to be of benefit over the life of the entire project, the costs may be capitalized and amortized along with the wells and related facilities.” To this end, we wish to clarify that it is our intention to capitalize and include in the enhanced recovery facilities cost the initial charge of nitrogen injectants to pressurize a reservoir that may lead to the recognition of reserves. However, after the project proves additional reserves we plan to expense these costs as incurred since the injectants are not expected to be recovered.
Critical Accounting Policies and Estimates
Full Cost Ceiling Test, page 35
2.	Please note that we continue to consider your response to our prior comment number three and we may have further comment. To help us better understand your interpretation of SAB Topic 12:D.3.c, please tell us why you believe this guidance is elective.

Response: We believe use of the full cost ceiling test waiver is elective at the discretion of management based on the general wording of SAB Topic 12:D.3.c as well as other available interpretive literature. In particular, we note that the ultimate question posed in SAB Topic 12:D.3.c regarding this issue is “...It is necessary to record a write-down?” to which the answer begins “No...” Our interpretation of the question and answer is that if a reporting entity feels that an implied impairment is not warranted based on period end prices, and if prices subsequent to period end justify avoidance of the write-down, then it is not necessary that they record the write-down. However, we do not interpret the guidance to mandate the use of the waiver whenever a ceiling test impairment is implied by period end prices. We believe that the waiver is available to management to be considered if, in management’s judgment, its use is considered appropriate under the specific facts and circumstances. In addition, interpretive language that we believe supports our position can also be found in the Petroleum Accounting, Principles, Procedures, & Issues 6th edition, page 330, which states that SAB Topic 12:D, Question 3 “also allows a write-down to be avoided...” as well as the AICPA Audit and Accounting Guide: Entities With Oil and Gas Producing Activities, paragraph 2.119, which states, “if ... price increases become known that were not fixed and determined as of the year-end, the resulting increases in present value can be considered in computing the cost ceiling.” We believe the use of the words “allows” and “can” in the above literature also implies that the waiver is elective, not a requirement. Additionally, the AICPA is in the process

Securities and Exchange Commission
January 31, 2008

of drafting an Entities With Oil & Gas Producing Activities Industry Guide, paragraph 3.23 of which includes similar language which states, “Subsequent events may also be considered in calculating the ceiling test... In these instances and with certain disclosure, these circumstances may be considered in the ceiling test, at the election of the entity.” In light of our understanding of SAB Topic 12:D.3.c and the available interpretive literature cited above, we believe that the waiver referenced in SAB Topic 12:D.3.c is elective.
3.	Please also provide us with an understanding of your historical application of this guidance. Tell us whether or not, since your election to follow the full-cost method of accounting for oil and gas activities, there have been instances where you have used subsequent information such as increasing prices or the proving of additional reserves to not recognize an excess cost ceiling limitation. If so, please tell us the date subsequent to period end that you used to perform your ceiling test recomputation from period to period.
Response: The Meridian Resource Corporation was converted into a corporation in 1990. Since that time the Company has followed the full cost method of accounting for oil and gas activities and has recorded six ceiling test write-downs, the last two as of September 30, 2006 and September 30, 2002. The Company did not elect to use prices subsequent to the relevant period end for any of the write-downs recorded.
4.	Please tell us if you have considered the auditing standards guidance for subsequent events found in AU Section 560 when evaluating your ceiling limitations, as indicated in SAB Topic 12:D.3.c.
Response: When evaluating our ceiling limitations we did consider the auditing standards guidance for subsequent events found in AU Section 560. Consistent with paragraphs .03 and .04 of AU 560, we evaluated the increase in prices after the September 30, 2006 balance sheet date but prior to issuing our financial statements. As described in our December 3, 2007 response to question no. 3, in our judgment, “...our oil and natural gas properties were, in fact, impaired at September 30, 2006 primarily as a result of a significant increase in our capitalized cost base over a period of the prior three years accompanied by a steady decline in the level of proved reserves over the same period... While we did consider the use of the waiver, we believed that commodity prices were very volatile subsequent to September 30, 2006 and we expected them to continue to be so.” Therefore, we determined that it was not appropriate to adjust our financial statements.
5.	We note your response indicates that the impairment could have been “reduced” had you elected to consider subsequent information for ceiling limitation recomputation purposes. As indicated in our prior comment, we note that Henry Hub prices for natural gas at various dates in October 2006, exceeded the price level that existed at June 30, 2006. Please explain why your oil and gas properties were not impaired at an earlier date. To facilitate our understanding, it may be helpful to provide us with an analysis of the information used to perform your ceiling test.

Securities and Exchange Commission
January 31, 2008

Response: As we disclosed in our 2006 2nd Quarter Form 10-Q, the Company had only a $4.0 million, before tax, surplus above our ceiling limitation. As illustrated in the table below, during the 3rd Quarter of 2006, the Company’s after tax reserve value declined by $67.1 million primarily due to a decrease in our reserve volumes as well as decreases in prices. Furthermore, our net book value of oil and natural gas properties subject to the ceiling limitation continued to increase by $23.2 million, resulting in our 3rd Quarter 2006 after tax write-down of $87.7 million.
The Meridian Resource Corporation
Analysis of the Quarterly Ceiling Test

	For the Periods Ended:
	06/30/06	09/30/06	Change

Volumes:
Oil (MBbl)	4,876	4,764	(112)
Natural Gas (MMcf)	68,959	66,701	(2,258)

Prices:
Oil ($/Bbl)	67.73	58.04	(9.69)
Natural Gas ($/Mcf)	6.37	4.43	(1.94)

Cost center ceiling after tax (000’s)	$436,169	$369,089	$(67,080)

Less: Net book basis of oil & natural gas properties (000’s)	$433,556	$456,751	$23,195

Surplus or (required write-off), after tax (000’s)	$2,613	$(87,662)	$(90,275)

Surplus or (required write-off), before tax as disclosed in the Company’s 10-Qs (000’s)	$4,021	$(134,865)

     In connection with responding to the Comments of the Staff above, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
January 31, 2008

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 597-7040.

Very truly yours,
/s/ Lloyd V. DeLano
Senior Vice President and Chief Accounting Officer